UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             RDM SPORTS GROUP, INC.
                 (Formerly known as Roadmaster Industries, Inc.)
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   769-727-108
                                 (CUSIP Number)

                                ARNOLD L. WADLER
              Executive Vice President, Secretary & General Counsel
                      Metromedia International Group, Inc.
          One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                            Tel. No.: (201) 531-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  WITH COPY TO:
                              JAMES M. DUBIN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Tel. No.: (212) 373-3000

                                  July 20, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                       SCHEDULE 13D


CUSIP NO.  769-727-108                                   PAGE  2  OF  5  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             METROMEDIA INTERNATIONAL GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
                             22,169,000 shares
      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER


       9              SOLE DISPOSITIVE POWER
                      22,169,000 shares

       10             SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,169,000 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             44.8%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

ITEM 1.     SECURITY AND ISSUER.
            -------------------

            This statement on Schedule 13D filed by Metromedia International Group, Inc. (formerly known as The Actava Group Inc.) ("MIG") on December 15, 1994 (the "Statement"), as amended by Amendment No. 1 filed on March 1, 1996, relating to the common stock, par value $.01 per share (the "RDM Common Stock"), of RDM Sports Group, Inc. (formerly known as Roadmaster Industries, Inc.), a Delaware corporation ("RDM"), is hereby further amended as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth on the Statement.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

            Item 3 is hereby amended by adding to the end thereof the following paragraph:

            On June 20, 1997, RDM entered into a new $100 million revolving credit facility (the "RDM Credit Facility") with a syndicate of lenders (the "Lenders") and used a portion of the proceeds of such facility to refinance all of its existing credit facility. In order to induce the Lenders to extend the entire amount of the RDM Credit Facility to RDM, Metromedia Company ("Metromedia") provided the Lenders with a $15 million standby letter of credit that may be drawn by the Lenders if (i) RDM defaults in any payment of principal or interest or any other covenant or agreement in the RDM Credit Facility, subject, in each case, to customary grace periods, or (ii) the bankruptcy or insolvency of RDM. In consideration for the provision of the $15 million letter of credit, RDM issued to Metromedia 10-year warrants to acquire 3,000,000 shares of RDM Common Stock exercisable from and after September 20, 1997 at an exercise price of $.50 per share (the "RDM Warrants"). In accordance with the terms of the agreement entered into in connection with the RDM Credit Facility, Metromedia offered MIG the opportunity to substitute its letter of credit for Metromedia's letter of credit and to receive the RDM Warrants without payment of any additional consideration. On July 10, 1997, MIG's Board of Directors elected to substitute its letter of credit for Metromedia's letter of credit and the RDM Warrants were assigned to MIG.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

            Item 6 is hereby amended by adding to the end thereof the following paragraph:

            (c) Letter of Credit. On June 20, 1997, RDM entered into the RDM Credit Facility with the Lenders and used a portion of the proceeds of such facility to refinance all of its existing credit facility. In order to induce the Lenders to extend the entire amount of the RDM Credit Facility to RDM, Metromedia provided the Lenders with a $15 million standby letter of credit that may be drawn by the Lenders if (i) RDM defaults in any payment of principal or interest or any other covenant or agreement in the RDM Credit Facility, subject, in each case, to customary grace periods, or (ii) the bankruptcy or insolvency of RDM. In consideration for the provision of the $15 million letter of credit, RDM issued to Metromedia the RDM Warrants. In accordance with the terms of the agreement entered into in connection with the RDM Credit Facility, Metromedia offered MIG the opportunity to substitute its letter of credit for Metromedia's letter of credit and to receive the RDM Warrants without the payment of any additional consideration. On July 10, 1997, MIG's Board of Directors elected to substitute its letter of credit for Metromedia's letter of credit and the RDM Warrants were assigned to MIG.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      July 25, 1997



                              METROMEDIA INTERNATIONAL GROUP, INC.



                              By:     /s/ ARNOLD L. WADLER
                                  ---------------------------------
                                  Name:  Arnold L. Wadler
                                  Title: Executive Vice President,
                                         Secretary and General Counsel






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